UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

MariaDB plc

(Name of Issuer)

Ordinary Shares, $0.01 nominal value per share

(Title of Class of Securities)

G5920M100

(CUSIP Number)

Murat Akuyev, General Counsel	Kevin Sullivan
Runa Capital, Inc.	Heidi Steele
595 Pacific Ave., Floor 4	McDermott Will & Emery LLP
San Francisco, CA 94133	200 Clarendon St.
646.629.9838	Boston, MA 02116
617.535.4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. G5920M100	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		2,557,043
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		2,557,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,557,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”), outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2024.

CUSIP No. G5920M100	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital II (GP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		2,557,043
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		2,557,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,557,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Cayman Islands exempted company)

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Opportunity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		1,992,618
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		1,992,618

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,992,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Opportunity I (GP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		2,711,969
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		2,711,969

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,711,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Cayman Islands exempted company)

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Ventures I Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		719,351
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		719,351

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

719,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Bermuda company)

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Michael “Monty” Widenius
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Finland

	7	SOLE VOTING POWER
NUMBER
OF		400,000
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		400,000
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Smartfin Management BV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		5,878,775
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		5,878,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,878,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

IA

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Smartfin Capital NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		2,145,434
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		2,145,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,145,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 10 of 22 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Smartfin Capital II CommV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		3,733,341
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		3,733,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,733,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 11 of 22 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Bart Luyten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		5,878,775
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		5,878,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,878,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 12 of 22 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jürgen Ingels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

	7	SOLE VOTING POWER
NUMBER
OF		48,342(1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		48,342(1)
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,342(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]	The Ordinary Shares beneficially owned by Mr. Ingels are comprised of 48,342 restricted stock units of the Issuer that vested and were automatically converted into Ordinary Shares on June 28, 2023, and do not include 182,291 additional restricted stock units of the Issuer granted to Mr. Ingels, as further described in this Schedule 13D.

[2]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 13 of 22 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Open Ocean Opportunity Fund I Ky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Finland

	7	SOLE VOTING POWER
NUMBER
OF		1,802,847
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		1,802,847
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,802,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 14 of 22 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Open Ocean Fund Two Ky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Finland

	7	SOLE VOTING POWER
NUMBER
OF		1,457,649
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		1,457,649
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,457,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 15 of 22 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Patrik Backman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Finland

	7	SOLE VOTING POWER
NUMBER
OF		218,834
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		218,834
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

218,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 16 of 22 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ralf Wahlsten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Finland

	7	SOLE VOTING POWER
NUMBER
OF		27,425
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		27,425
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 17 of 22 Pages

Item 2. Identity and Background.

This Amendment No. 10 (the “Amendment”) hereby amends the Schedule 13D initially filed by Runa Capital Fund II, L.P., Runa Capital II (GP), Runa Capital Opportunity Fund I, L.P., Runa Capital Opportunity I (GP) and Runa Ventures I Limited (collectively, the “Runa Entities”) with the Securities and Exchange Commission (the “SEC”) on September 12, 2023 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Runa Entities with the SEC on September 18, 2023 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed by the Runa Entities with the SEC on September 21, 2023 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed by the Runa Entities with the SEC on September 25, 2023 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed by the Runa Entities with the SEC on September 29, 2023 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed by the Runa Entities with the SEC on October 13, 2023 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed by the Runa Entities with the SEC on January 16, 2024 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed by the Runa Entities and Michael “Monty” Widenius with the SEC on February 20, 2024 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed with the SEC on March 21, 2024 (“Amendment No. 8”) by the Runa Entities, Smartfin Management BV, a private limited company organized and existing under the laws of Belgium (“Smartfin Management”), Smartfin Capital NV, a public limited company organized and existing under the laws of Belgium (“Smartfin Capital NV”), Smartfin Capital II CommV, a limited partnership organized and existing under the laws of Belgium (“Smartfin Capital II,” and together with Smartfin Capital NV, the “Smartfin Funds”), Bart Luyten, a citizen of Belgium (“Mr. Luyten”), and Jürgen Ingels, a citizen of Belgium (“Mr. Ingels,” and together with Smartfin Management, the Smartfin Funds and Mr. Luyten, the “Smartfin Entities”), Michael “Monty” Widenius, and Open Ocean Opportunity Fund I Ky, a Finish limited partnership (kommandiittiyhtiö), Open Ocean Fund Two Ky, a Finish limited partnership (kommandiittiyhtiö), Patrik Backman, and Ralf Wahlsten (“Mr. Wahlsten,” and together with Open Ocean Opportunity Fund I Ky, Open Ocean Fund Two Ky and Mr. Backman, the “Open Ocean Entities”), and Amendment No. 9 to the Original Schedule 13D filed by the Runa Entities, Mr. Widenius, the Smartfin Entities and the Open Ocean Entities with the SEC on April 1, 2024 (“Amendment No. 9” and together with the Amendment, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, collectively the “Schedule 13D”). This Schedule 13D relates to the ordinary shares (the “Ordinary Shares”) of MariaDB plc (“Issuer” or the “Company”). The address of Issuer is 699 Veterans Blvd., Redwood City, CA 94063 and its jurisdiction of incorporation is Ireland. Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D or applicable amendment thereto.

This Amendment also amends that statement on Schedule 13D filed by the Smartfin Entities with the SEC on October 12, 2023.

This Amendment is being filed to disclose the events set forth in Item 4.

Item 3. Source or Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference.

CUSIP No. G5920M100	Page 18 of 22 Pages

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended to add the following:

Loan Purchase Agreement

On April 24, 2024, the Runa Entities and Meridian Topco LLC (“Topco”) entered into that certain Loan Purchase Agreement (the “Purchase Agreement”) pursuant to which Topco purchased from RP Ventures LLC (“RPV”) all of RPV’s right, title, and interest in, to and under the Note for a purchase price of $66.9 million.

Under the terms of the Purchase Agreement, RPV and the Runa Entities agreed on their behalf and on behalf of their affiliates and other related parties (for the avoidance of doubt, not including Issuer) that during the Restricted Period (as defined below), they would not directly or indirectly through any other person (i) object to, challenge, or commence any legal proceedings against Topco or its related parties with respect to, their acquisition of debt or equity securities in Issuer (collectively, the “Contemplated Transactions”), (ii) engage in any action that would reasonably be expected to adversely interfere with, impede, delay, or otherwise affect Topco’s or one of its affiliates’ consummation of any Contemplated Transaction with certain exceptions, (iii) solicit, initiate or knowingly encourage any proposal or offer to Issuer that constitutes or would reasonably be expected to lead to an alternative transaction to any Contemplated Transaction with other person), (iv) initiate or participate in any communication with third parties with the intention of discouraging or dissuading them from proceeding with any transaction with Topco or one of its affiliates with respect to the debt or equity securities of Issuer, (v) enter into any agreement, purchase agreement, letter of intent, tender agreement, or similar agreement with respect to an alternative transaction to a Contemplated Transaction, (vi) effect or seek, offer or propose to effect, or participate in, knowingly facilitate or knowingly encourage any other person to effect or seek, offer or propose to effect or participate in, any acquisition of any equity interest (or beneficial ownership thereof), or rights or options to acquire any equity interest (or beneficial ownership thereof), any material assets, or any indebtedness or businesses of Issuer, or (vii) take any action that would reasonably be expected to result in a request by a court of competent jurisdiction or a governmental authority to disclose, or would reasonably be expected to cause or require Topco, Issuer or any of their respective related parties to disclose or make a public announcement regarding, any confidential information of Issuer; provided, that, nothing shall restrict the Runa Entities from disposing of any equity securities of Issuer after December 31, 2024 that any of them hold as of April 24, 2024, or from taking any actions in furtherance thereof.

“Restricted Period” means the period commencing on April 24, 2024 and ending on the earlier of (x) April 24, 2027, and (y) the date that (1) no amounts are due or payable under the Note or any other related Note document to Topco or any permitted assignee that is an affiliate of Topco, (2) any person (whether a single purchaser or related group of purchasers), other than Topco or any of its related parties that constitute a group as defined under Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended, acquires in a single transaction or series of related transactions equity securities of Issuer and its Subsidiaries representing more than fifty percent (50%) of the outstanding debt or equity interests in Issuer and its subsidiaries, and (3) neither Topco nor any of its related parties holds any debt or equity interest in Issuer and its subsidiaries.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached hereto as Exhibit 99.20 and is incorporated herein by reference.

CUSIP No. G5920M100	Page 19 of 22 Pages

Irrevocable Undertakings

On April 24, 2024, Meridian Bidco LLC (“Bidco”), an affiliate of K1 Investment Management, LLC, as manager of K5 Private Investors, L.P., announced the terms of its recommended cash offer to acquire the entire issued and to be issued share capital of Issuer for $0.55 per share (the “Cash Offer”); or, as an alternative to the Cash Offer, eligible shareholders of Issuer could elect to receive one unlisted, unregistered non-voting Class B unit of Topco (the “Unlisted Unit Alternative” and with the Cash Offer, collectively, the “Offer”). In connection with the Offer, the Reporting Persons entered into Deeds of Irrevocable Undertakings in which they each agreed to accept or elect (i) the Cash Offer or alternatively (if Bidco or certain affiliates of Bidco elect to switch to a scheme of arrangement with respect to Issuer under the Irish Companies Act 2014) the scheme of arrangement under the Companies Act 2014 or (ii) other than the Runa Entities, the Unlisted Unit Alternative (the “Irrevocable Undertakings”). The Irrevocable Undertakings shall lapse and cease to have any effect on and from the earliest of the following occurrences:

●	Bidco and/or Topco publicly announces that it does not intend to make or proceed with the Offer and no new, revised or replacement offer or scheme is announced in accordance with Rule 2.7 of the Irish Takeover Rules, either at the same time or within two days of such announcement; or

●	the Offer lapses, closes or is withdrawn (which, for the avoidance of doubt, will not be deemed to have occurred only by reason of Bidco and/or Topco electing to switch to a scheme of arrangement with respect to Issuer under the Companies Act 2014); or

●	the Offer becomes or is declared unconditional in all respects or (where Bidco and/or Topco elects to switch to a scheme of arrangement with respect to Issuer under the Companies Act 2014), the scheme of arrangement under the Companies Act 2014 becomes effective; or

●	with respect to the Irrevocable Undertakings entered into by the Runa Entities, the Offer does not become unconditional in all respects (or the scheme of arrangement, if applicable, does not become effective) by December 31, 2024.

The foregoing description of the Irrevocable Undertakings is qualified in its entirety by reference to the full text of the form of Irrevocable Undertaking, a copy of which is attached hereto as Exhibit 99.21 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Dissolution of Group

In connection with the Offer, RPV, the Smartfin Entities, the Open Ocean Entities and Mr. Widenius entered into a Letter Agreement (the “Letter Agreement”) in which they agreed to dissolve the group (as defined pursuant to Rule 13d-5(b)(1)) that they collectively had formed with respect to their ownership of Ordinary Shares and which was disclosed in Amendment No. 8. The Letter Agreement provides that, upon the sale by the Runa Entities (which continue to remain a group, as defined under Rule 13d-5(b)(1)) to Bidco of all of the Ordinary Shares that they own, RPV agreed to promptly pay: $1,905,163 to Smartfin Capital; $1,094,837 to Smartfin Capital II; and $1,250,000 to the Open Ocean Entities.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached hereto as Exhibit 99.22 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 and Item 5 is incorporated herein by reference.

CUSIP No. G5920M100	Page 20 of 22 Pages

Item 7. Materials to be Filed as Exhibits

99.1	Joint Filing Agreement (previously filed with Amendment No. 8).
99.2	Letter to the Issuer dated September 7, 2023 (previously filed with the Original Schedule 13D).
99.3	Statement Under Irish Takeover Rules Regarding Possible Offer for MariaDB plc (previously filed with Amendment No. 1).
99.4	Letter to the Issuer dated September 20, 2023 (previously filed with Amendment No. 2).
99.5	Commitment Letter, dated September 22, 2023, by and between Runa Capital Fund II, L.P., represented by its general partner Runa Capital II (GP), and MariaDB plc (previously filed with Amendment No. 3).
99.6	Statement by Runa Regarding Corporate Governance Concerns at MariaDB plc and Shareholder Engagement (previously filed with Amendment No. 4).
99.7	Statement Regarding Possible Offer for MariaDB plc (previously filed with Amendment No. 4)
99.8	Opening Position Disclosure Under Rule 8.1(a) and (b) of The Irish Takeover Panel Act, 1997, Takeover Rules, 2022 by an Offeror or an Offeree (previously filed with Amendment No. 4).
99.9	Senior Secured Promissory Note, dated October 10, 2023, by MariaDB plc in favor of RP Ventures LLC (previously filed with Amendment No. 5).
99.10	Statement by Runa Capital II (GP) No Intention to Make an Offer for MariaDB plc and Potential Bridge Loan of up to US$26.5 Million (previously filed with Amendment No. 5).
99.11	First Amendment to Senior Secured Promissory Note, dated January 10, 2024, by and among MariaDB plc, RP Ventures LLC, and the other note parties thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 11, 2024).
99.12	Letter Agreement dated February 19, 2024 by and between Runa Capital and Mr. Widenius (previously filed with Amendment No. 7).
99.13	Forbearance Agreement by and among MariaDB plc, MariaDB USA, Inc., MariaDB Canada Corp., MariaDB UK LTD, MariaDB Bulgaria EOOD, RP Ventures LLC, as Agent, and RP Ventures LLC, as Holder, dated as of February 5, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 6, 2024).
99.14	Letter dated March 19, 2024 from the Smartfin Entities to the Board of Directors of MariaDB plc (previously filed with Amendment No. 8).
99.15	Letter dated March 19, 2024 from the Runa Entities to the Board of Directors of MariaDB plc (previously filed with Amendment No. 8).
99.16	Letter dated March 19, 2024 from the Open Ocean Entities to the Board of Directors of MariaDB plc (previously filed with Amendment No. 8).
99.17	Letter dated March 27, 2024 from the Smartfin Entities to the Board of Directors of MariaDB plc (previously filed with Amendment No. 9).
99.18	Letter dated March 27, 2024 from the Runa Entities to the Board of Directors of MariaDB plc (previously filed with Amendment No. 9).
99.19	Letter dated March 27, 2024 from the Open Ocean Entities to the Board of Directors of MariaDB plc (previously filed with Amendment No. 9).
99.20	Loan Purchase Agreement, dated as of April 24, 2024, by and among RP Ventures LLC, Runa Capital II (GP), Runa Capital Opportunity I (GP), Runa Ventures I Limited and Meridian Topco LLC (filed herewith).
99.21	Form of Deed of Irrevocable Undertaking (filed herewith).
99.22	Letter Agreement, by and between RP Ventures LLC, Smartfin Capital II CommV, Smartfin Capital NV, Smartfin Management BV, Open Ocean Opportunity Fund I KY, Open Ocean Fund Two KY, Michael Widenius, Patrik Backman, and Ralf Wahlsten (filed herewith).

SCHEDULE 13D/A

CUSIP No. G5920M100	Page 21 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct.

April 26, 2024

RUNA CAPITAL FUND II, L.P.

By: Runa Capital II (GP)
(General Partner)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

RUNA CAPITAL II (GP)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

RUNA CAPITAL OPPORTUNITY FUND I, L.P.

By: Runa Capital Opportunity I (GP)
(General Partner)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

RUNA CAPITAL OPPORTUNITY I (GP)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

RUNA VENTURES I LIMITED

By: Runa Capital Opportunity I (GP)
(Managing Shareholder)

	By:	/s/ Gary Carr
	Name:	Gary Carr

	By:	/s/ Michael Widenius
	Name:	Michael Widenius

CUSIP No. G5920M100	Page 22 of 22 Pages

SMARTFIN MANAGEMENT BV

By:	/s/ Bart Luyten
	Name:	Bart Luyten
	Title:	Authorized Person

SMARTFIN CAPITAL NV

By: Smartfin Management BV, its general partner

By:	/s/ Bart Luyten
	Name:	Bart Luyten
	Title:	Authorized Person

SMARTFIN CAPITAL II COMMV

By: Smartfin Management BV, its general partner

By:	/s/ Bart Luyten
	Name:	Bart Luyten
	Title:	Authorized Person

/s/ Bart Luyten
Bart Luyten

/s/ Jürgen Ingels
Jürgen Ingels

OPEN OCEAN OPPORTUNITY FUND I KY

By:	/s/ Patrik Backman
Name:	Patrik Backman
Title:	Chief Executive Officer

OPEN OCEAN FUND TWO KY

By:	/s/ Patrik Backman
Name:	Patrik Backman
Title:	Chief Executive Officer

/s/ Patrik Backman
Patrik Backman

Ralf Wahlsten